EMI

04012370

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

9th January, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 8th January 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 9th January 2004, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 7th January 2004, increased its interest in EMI Group plc Ordinary Shares of 14p each to 31,953,866 shares, being 4.05% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Enc.

JAN 21 2004

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/03

Company Announcements Office,
London Stock Exchange.

9th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 9th January 2004, that, as at the close of business on 7th January 2004, The Goldman Sachs Group, Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each to 31,953,866 shares, being 4.05% of the shares in issue. We were further notified that 21,713,303 shares were held by Goldman, Sachs & Co. and 10,240,563 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary